FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           19 May 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Blocklisting Return sent to the London Stock Exchange on 19 May 2003


                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



To:          Listing Applications
             UK Listing Authority
             Financial Services Authority
             25, The North Colonnade
             Canary Wharf
             London, E14 5HS


               Please ensure the entries on this return are typed


1. Name of company


mmO2 plc



2. Name of scheme


Reinvestment of net fees by Non-Executive Directors



3. Period of return:


From      19 November 2002                           To     18 May 2003



4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme


915,254 ordinary shares of 0.1p each



5. Number of shares issued / allotted under scheme during period:


84,746



6. Balance under scheme not yet issued / allotted at end of period


915,254



7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;


1,000,000 ordinary shares of 0.1p each 19 November 2002



Please confirm total number of shares in issue at the end of the period in order for us to update our records


8,670,181,627



Contact for queries


Name             Robert Harwood


Address          mmO2 plc, Wellington Street, Slough, Berkshire SL1 1YP


Telephone        01753 628200



Person making the return


Name             Deborah Russell


Position         Secretarial Services Manager


Signature



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 19 May 2003                          By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary